HORNBACH

HORNBACH BAUMARKT AKTIENGESELLSCHAFT

Securities and Exchange Commission
Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street, NW
Judiciary Plaza
Washington, DC 20549
USA

SUPPL

07026483

Bornheim, August 27, 2007

HORNBACH-Baumarkt-AG – File number 82-3729

Dear Sir or Madam,

enclosed please find a press release which we have published today for your information.

> **"Buyback of shares for employee share issue suspended until November 9, 2007"**

PROCESSED
SEP 21 2007
THOMSON FINANCIAL

Kind regards,

Judith Sommer

pp/ Judith Sommer

dw 9/17

Enclosure

Hornbach-Baumarkt-Aktiengesellschaft · Sitz 76878 Bornheim/Pfalz · Registergericht Landau HRB 2311 · Fernruf (0 63 48) 60-00 · Telefax (0 63 48) 60 40 00 · e-mail: info@hornbach.com
Vorsitzender des Aufsichtsrats: Gerhard Wolf · Vorstand: Steffen Hornbach, Vorsitzender;
Susanne Jäger, Roland Pelka, Jürgen Schröcker, Manfred Valder

82-3

HORNBACH

Es gibt immer was zu tun.

3:42PM 2007.08.27 (GMT+1)

Buybook of shares for employee share issue suspended until November 9, 2007

Bornheim, August 27, 2007.
With reference to the ad-hoc announcement published on July 16, 2007, HORNBACH-Baumarkt-AG hereby announces that the acquisition of treasury stock for the purpose of issuing employee shares is to be suspended until November 9, 2007. The number of shares actually required to issue employee shares will only be known on Monday, November 12, 2007. From this date onwards, further shares - in addition to the 10,000 shares already bought back - would then, if necessary, be acquired within the framework of the share buyback program.

ENI